UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-38752

360 DigiTech, Inc.

(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza

No. 1217 Dongfang Road

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Exhibit Index

Exhibit 3.1	—	Third Amended and Restated Memorandum of Association and Articles of Association

Exhibit 99.1	—	Press Release

Exhibit 99.2	—	Announcement — Poll Results of the Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

360 DigiTech, Inc.

	By:	/s/ Alex Xu
	Name:	Alex Xu
	Title:	Director and Chief Financial Officer

Date: March 31, 2023